Exhibit 99.1

Regulated information

Transparency notification - FMR LLC reaches 10% threshold

Mechelen, Belgium; 12 October 2016, 22.00 CET - Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from Fidelity Management & Research (FMR) LLC.

Pursuant to Belgian transparency legislation[1], Galapagos received a transparency notification on 7 October 2016 from FMR LLC, who notified that it holds 4,616,982 of Galapagos' voting rights, consisting of shares (4,580,182) and equivalent financial instruments (36,800), through its subsidiary undertakings Fidelity Management & Research Company and FMR Co., Inc. This represents 10% of Galapagos' currently outstanding 46,169,828 shares, and is an increase compared to FMR LLC's previous transparency notification of 19 May 2015. FMR LLC reached the 10% threshold of Galapagos' voting rights by acquiring additional voting securities on 3 October 2016. The full transparency notice is available on the Galapagos website.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises a pipeline of Phase 3, Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 460 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications +1 781 460 1784	Director Communications +31 6 53 591 999 communications@glpg.com
Paul van der Horst Director IR & Business Development +31 6 53 725 199
ir@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.

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[1]     Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market.